October 9, 2019

Morgan Schuessler, Jr.
Chief Executive Officer
EVERTEC, Inc.
Cupey Center Building, Road 176, Kilometer 1.3
San Juan, Puerto Rico 00926

       Re: EVERTEC, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 26, 2019
           File No. 001-35872

Dear Mr. Schuessler:

       We have reviewed your September 20, 2019 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 10, 2019 letter.

Form 10-K for the fiscal year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revene recognition, page 34

1. It is still unclear to us how your policies regarding immaterial promises and material rights are consistent with the guidance. However, it does appear that the impact of such policies has not been material to your financial statements. If you plan to continue to include these policies in your disclosures, please also include their impact. In this regard, please disclose the impact of your policy on determining immaterial promises has not been material, and regarding your policy on material rights, state that to date your contracts have not included customer options for additional goods or services for free or at a discount, or renewal options, as noted in your response.
 Morgan Schuessler, Jr.
EVERTEC, Inc.
October 9, 2019
Page 2

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMorgan Schuessler, Jr.                 Sincerely,
Comapany NameEVERTEC, Inc.
                                                         Division of
Corporation Finance
October 9, 2019 Page 2                                   Office of Technology
FirstName LastName